SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                   (203) 869-0900 (Name, Address and Telephone
                                Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

            This Amendment No. 2 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed by Wilder Richman Historic Properties II, L.P. (the "Partnership") with the Securities and Exchange Commission on February 5, 2004 (as amended and supplemented by an Amendment No. 1 to Schedule 14D-9 filed by the Partnership on February 25, 2004), relating to the offer (the "Everest Offer") by Everest Investors 14, LLC ("Everest") to purchase up to 317 of the outstanding Units at a purchase price of $13,300 per Unit upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal included as exhibits to a Schedule TO filed by Everest with the SEC on January 22, 2004 (as amended and supplemented by an Amendment No. 1 to Schedule TO, dated February 12, 2004, an Amendment No. 2 to Schedule TO, dated February 18, 2004, and an Amendment No. 3 to Schedule TO, dated February 26, 2004, each filed by Everest with the SEC). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

            Due to the reasons stated in the Schedule 14D-9 previously distributed in respect of the Everest Offer, the General Partner is making no recommendation whether Unit Holders should tender their Units in the Everest Offer or in any other pending offer to purchase Units. The General Partner urges Unit Holders to consider all available information before making a decision whether to tender their Units.

Item 8.  Additional Information.

            Item 8 is hereby supplemented as follows:

            On February 26, 2004, Everest filed an Amendment No. 3 to Schedule TO that clarified that it does not have any directors, officers or employees.

            On February 26, 2004, Dixon filed an Amendment No. 2 to Schedule TO ("Amendment No. 2"). In Amendment No. 2, Dixon decreased the number of Units that it is seeking to purchase in the Dixon Offer from 408 Units to 334 Units and announced a two day extension of the Dixon Offer to 5:00 p.m., New York City time, on Friday, March 12, 2004, unless further extended.

            Dixon also removed two conditions to the Dixon Offer that distinguished it from the Everest Offer. Dixon decided not to pursue the consent solicitation to amend the limited partnership agreement of the Partnership and such consent solicitation is no longer a condition to the acceptance of Units for purchase in the Dixon Offer. Dixon also agreed to accept Units for purchase in the Dixon Offer even if less than 334 Units are validly tendered and not properly withdrawn.



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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2004

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard P. Richman
                                       ----------------------------
                                       Name:  Richard P. Richman
                                       Title: President




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